UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-35388

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.
PROSPERITY BANK PLAZA
4295 SAN FELIPE
HOUSTON, TEXAS 77027

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Prosperity Bancshares, Inc. 401(k) Committee and Plan Participants of

the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the “financial statements”).   In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

We have served as the Plan's auditor since 2011.

Houston, Texas

June 28, 2019

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$30,151,854	$34,002,329
Mutual funds	134,353,940	144,940,072
Collective investment trust	16,184,398	15,280,685
Money market funds	18,238,089	19,960,738
	198,928,281	214,183,824
Notes receivable from participants	4,292,007	4,011,320
Other receivable	202,167	181,355
Cash	985,718	657,795
TOTAL ASSETS	204,408,173	219,034,294
LIABILITIES
Other liabilities	591,847	524,598
TOTAL LIABILITIES	591,847	524,598
NET ASSETS AVAILABLE FOR BENEFITS	$203,816,326	$218,509,696

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments	$(21,632,255)
Interest and dividends	10,807,829
(10,824,426)
Interest income on notes receivable from participants	208,556
Contributions:
Participants’ rollovers	441,775
Participants’ elective deferrals	10,813,718
Employer’s matching	4,778,484
16,033,977
TOTAL ADDITIONS	5,418,107
DEDUCTIONS
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	19,761,860
Administrative expenses	349,617
TOTAL DEDUCTIONS	20,111,477
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(14,693,370)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	218,509,696
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$203,816,326

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan's document for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), a wholly owned subsidiary of Prosperity Bancshares, Inc., who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date the employee satisfies the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Contributions

Each year a participant may contribute up to the maximum amount allowable of his or her total salary on a pre-tax basis. If a participant is age fifty (50) or older, he or she may elect to defer additional amounts as catch-up contributions. Participants may change their contribution percentage on the first day of each plan quarter or stop contributing at any time. Participants are also permitted to deposit into the Plan distributions from other plans and certain Individual Retirement Accounts (IRAs) as rollover contributions.

The Bank, at its discretion, may contribute to the Plan a matching contribution which is determined annually. In 2018, the Bank matched fifty percent (50%) of the participants’ contributions subject to certain limitations, excluding catch-up contributions, up to fifteen percent (15%) of their eligible compensation.  The Bank may also make a discretionary profit sharing contribution. No profit sharing contributions were made during 2018.

C. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and profit sharing contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2018 and 2017, all investments of the Plan were participant-directed.

D. Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution and profit sharing contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. Participants vest twenty percent (20%) per year after two (2) years of service and are one hundred percent (100%) vested after six (6) years of service.

E. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1 - 5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. A participant may have only one outstanding loan at any time.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

F.Payment of Benefits

A participant may receive a lump-sum amount, equal to the vested value of the participant's account, due to a separation of service, death, disability, or retirement.  The Plan does permit hardship distributions. Hardship withdrawals are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs.  In-service distributions are not permitted; however, distributions from a participant's rollover account may be made at any time.

G.Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes, such as the payment of Plan administrative expenses or the reduction of employer matching contributions. During the year ended December 31, 2018, $139,261 in forfeitures was used to pay Plan administrative expenses and $209,652 was used to reduce employer contributions during the year.  As of December 31, 2018 and 2017, the forfeitures account had a balance of $166,880 and $292,908, respectively.

H.Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable following any such termination.

I.Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in various investment options totaling one hundred percent (100%). Participants may change their investment options at any time. Employer matching contributions are matched to the funds designated by the participant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

B. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D.Payment of Benefits

Benefits are recorded when paid.

E. Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.  Valuations of the Plan assets are generally made every business day. Net depreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

F.Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants, distributions, and an annual administrative fee are charged directly to the related participant's account and are included in administrative expenses.  Other administrative, trust, audit, and stock transaction fees are paid by the Plan and are also included in administrative expenses.  Investment related expenses are included in net depreciation in fair value of investments.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes the provisions of Accounting Standards Codification ("ASC") 820, Fair Value Measurement, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.
•

Level 2 - Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 or 2017.

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Mutual Funds: Investments in registered investment companies are stated at fair value based upon quoted market prices of the net asset value of shares held by the Plan at year-end.

Collective Investment Trust:  The Plan's investment in the Reliance Trust Company Stable Value Fund Collective Investment Trust, Series 25157 is valued at the fair value of the contract as determined by Metropolitan Life Insurance Company ("MetLife") based on prices of the underlying investments in MetLife separate accounts.  MetLife guarantees that the rate will never be less than zero.  MetLife's estimated value of the guarantee is presented as a wrapper.  The fair value of the wrapper is determined by the discounted revenue method, being 15 basis points of the guaranteed value over five years discounted by the LIBOR swap curve.  If a participating plan terminates participation in the trust, the lesser of the guaranteed (contract) value or the fair value will be received.

Money Market Funds: Money market funds are valued at carrying value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities.

The following tables set forth the Plan's assets at fair value by level within the fair value hierarchy as of:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$30,151,854	$—	$—	$30,151,854
Mutual funds	134,353,940	—	—	134,353,940
Collective investment trust	—	16,184,398	—	16,184,398
Money market funds	18,238,089	—	—	18,238,089
TOTAL INVESTMENTS, at fair value	$182,743,883	$16,184,398	$—	$198,928,281

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$34,002,329	$—	$—	$34,002,329
Mutual funds	144,940,072	—	—	144,940,072
Collective investment trust	—	15,280,685	—	15,280,685
Money market funds	19,960,738	—	—	19,960,738
TOTAL INVESTMENTS, at fair value	$198,903,139	$15,280,685	$—	$214,183,824

NOTE 4 - CREDIT RISK

The Plan provides for various investment options of stocks, mutual funds, fixed income securities, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 5 - TAX STATUS

The Plan adopted a prototype nonstandardized profit sharing plan with CODA established by Alliance Benefit Group of Houston Inc. The prototype plan sponsor obtained a favorable opinion letter dated September 30, 2014. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the IRS, but the Bank believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions.  Currently the U.S. Department of Labor is auditing the Plan for the plan years from January 1, 2015 to December 31, 2017.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Bank.   Fidelity Brokerage Services, LLC and Prosperity Bank Trust Department were parties-in-interest.  Fidelity Brokerage Services, LLC received $36,593 in fees during 2018 and Prosperity Bank Trust Department received $120,000 in fees during 2018.  The Plan invests in common stock of Prosperity Bancshares, Inc. and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

NOTE 7 - SUBSEQUENT EVENTS

Effective January 1, 2019, the Plan adopted changes to the requirements for hardship withdrawals as a result of proposed regulations issued by the United States Treasury and the IRS in response to the Bipartisan Budget Act of 2018. As a result, participants will no longer be required to obtain a Plan loan before requesting a hardship withdrawal, a participant's deferral contributions will no longer be suspended after receipt of a hardship withdrawal, all sources of contributions in a participant's account, including earnings, will be included as a part of a hardship withdrawal, and expenses incurred due to a federally declared disaster have been added as an eligible hardship reason.

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

EIN: 74-2331986
Plan No. 001

(a) Party- in- Interest	(b) Identity of Issue or Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Prosperity Bancshares, Inc. Money Market	Money Market	**	18,238,089
*	Prosperity Bancshares, Inc. Common Stock	Common Stock	**	30,151,854
	American AMCAP Fund Inc. America R-6	Mutual Fund	**	5,777,493
	American Balanced Fund R-6	Mutual Fund	**	9,893,910
	American Beacon Small Cap Value Inst.	Mutual Fund	**	4,047,086
	American Capital Income Builder R-6	Mutual Fund	**	3,396,449
	American Capital World Growth and Income	Mutual Fund	**	4,956,505
	American EuroPacific Growth R	Mutual Fund	**	11,792,926
	American Fundamental Investors Inc.	Mutual Fund	**	9,267,892
	American Growth Fund of America R-6	Mutual Fund	**	9,713,111
	American Income Fund of America R-6	Mutual Fund	**	3,313,483
	American Investment Company of America	Mutual Fund	**	6,249,851
	American Mutual Fund R-6	Mutual Fund	**	5,893,676
	American Funds New Perspective R-6	Mutual Fund	**	3,110,770
	American Washington Mutual Investors Fund R-6	Mutual Fund	**	3,826,707
	Calvert Equity Portfolio Fund I	Mutual Fund	**	1,066,967
	Columbia Mid Cap Index	Mutual Fund	**	9,173,084
	FMI International Fund Investor Class	Mutual Fund	**	464,030
	Templeton Global Bond R-6	Mutual Fund	**	6,357,879
	Touchstone Small Company Fund Class Y	Mutual Fund	**	6,080,060
	Neuberger Berman Real Estate Fund Inst.	Mutual Fund	**	4,889,205
	Oppenheimer Developing Markets Fund I	Mutual Fund	**	5,658,177
	PIMCO Total Return Fund Inst.	Mutual Fund	**	11,850,841
	Vanguard Small Cap Index Admiral	Mutual Fund	**	1,024,732
	Vanguard 500 Index Admiral	Mutual Fund	**	3,495,102
	Vanguard Interm-Term Bond Index Admiral	Mutual Fund	**	3,054,004
	Reliance Trust Company Stable Value Fund Collective Investment Trust, Series 25157	Collective Investment	**	16,184,398
				198,928,281
*	Participant Loans	Interest rate range: 4.25% to 6.25% with varying maturity dates	0	4,292,007
				$203,220,288

*A party-in-interest defined by ERISA.

**Cost information is omitted, as these accounts are participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2019	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

Prosperity Bank Trust Department, as Trustee

  /s/  Billy Macha

Billy Macha

Regional President Trust - South

Prosperity Bank

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm